Exhibit 12

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

November 13, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:              Henry R. Slack, Chairman of the Board

Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

A week from now the Terra stockholders will have the opportunity to show their support of CF Industries’ acquisition of Terra Industries.  We are confident Terra stockholders will show their support for our proposal.

We appreciate that during the proxy contest, neither of us has attacked the integrity or qualifications of the other party’s nominees.  The focus has all been about stockholder value.

We have great respect for the Terra directors who are up for election next week.  Nevertheless, we believe that stockholders should be able to show their support for our offer by voting to replace those directors.  We understand that, under Maryland law, the Terra Board of Directors could re-appoint those directors to the Terra Board.  If the Terra Board decided to take such action in the exercise of its fiduciary duties (without disenfranchising stockholders through increasing the size of the Board beyond what would result from reappointing those directors), we would not be in a position to object.

We believe the time has come to put these two great companies together.

Sincerely,

/s/ Stephen R. Wilson

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.